April 30, 2024

Ruairi Regan

David Link

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	BOXABL Inc.
Offering Statement on Form 1-A/A
Filed March 28, 2024
File No. 024-12402

Dear Mr. Regan:

We acknowledge receipt of the comments in your letter dated April 25, 2024, regarding the Offering Statement on Form 1-A/A of BOXABL Inc. (the “Company”), which we have set out below, together with our responses. All responses below refer to revised disclosure in Amendment No. 2 to our Form 1-A filed simultaneously with the submission of this correspondence.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	Please update your financial statements in the amended filing. Reference is made to paragraph (b)(3)(A) of Part F/S in Form 1-A.

We have amended the Form 1-A to include the audited financial statements for the fiscal years ended December 31, 2023 and 2022.

Cover Page

2.	Please disclose the substance of your response to prior comment 1 regarding your plans for an initial closing, including that it may be a month or longer before the Company may close on any funds tendered by an investor due to the process required for clearance of subscription agreements.

We have added disclosure regarding the closing procedures, including the potential timing of closings that may take place a month or longer after an investor has tendered funds into the offering, to the cover page and the “Plan of Distribution” on page 21 and “Investors’ Tender of Funds” on page 25.

3.	We note your response to comment 2 and reissue in full. Please refer to Rule 251(a) which defines “aggregate offering price” as the “sum of all cash and other consideration to be received for the securities being offered.” Please also refer to Note to Paragraph (a) in Rule 251, which notes in part “[i]f securities are not offered for cash, the aggregate offering price or aggregate sales must be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration must be reasonable at the time made.” Please revise your offering statement to include the value of the bonus shares. Also revise the tables and narrative disclosures to clarify that the value of the bonus shares counts towards the $75 million aggregate 12-month total under Rule 251(a)(2).

We have revised the offering statement to reduce the maximum amount of Bonus Shares to 5%. Please see page 25 “Plan of Distribution – Bonus Shares; Discounted Price for Certain Investors” and “Risk Factors – We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase Non-Voting Series A-3 Preferred Stock in this Offering,” on page 12.

4.	We note your response to comment 3. Please clarify your reference to “reserved” shares to make clear, as your response letter did, that the investors were providing indications of interest with the “reserved” shares. Also, please revise to expressly state that the receipt of any bonus shares is subject to sufficient bonus shares still being available at the time of the investor’s investment.

We respectfully note that the number of Bonus Shares included in the Regulation A Offering assumes that each investor who participates would be entitled to the maximum amount of 5% or 4,404,762 Bonus Shares total. Accordingly, each investor entitled to receive Bonus Shares will be able to receive the full amount. Please see the additional disclosure in “Plan of Distribution – Bonus Shares; Discounted Price for Certain Investors,” on page 25.

Securities Being Offering

Conversion Rights, page 70

5.	Your response to comment 5 does not address the differences in the disclosure on page 1 and page 70 regarding conversion in the event of a Regulation A offering of common stock. As previously requested, reconcile your disclosure in the “Conversion Rights” section, on page 70, that “Upon the occurrence of firm underwriting registered offering, the Non-Voting Series A, A-1, A-2, and A-3 Preferred Stock will automatically convert into voting Common Stock of the Company” with the disclosure on the cover page, and in The Offering section on page 1, which also refer to an offering of Common Stock by the Company under Regulation A. Additionally, this offering appears to represent an offering of common stock as you state on the cover page that it includes up to 80,000,000 shares of common stock. Please revise or advise.

The Company has revised the disclosure regarding conversion of the Preferred Stock on the Cover page, in the “Summary” on page 1, and in the “Securities Being Offered” section on page 65. The Company has also removed the sales of Common Stock by selling securityholders from the offering statement. The Company respectfully disagrees that this offering constitutes an offering of the Company’s Common Stock. Although the Preferred Stock is convertible into Common Stock upon certain triggering events, the Company has no plans to engage in an IPO or an offering of its Common Stock under Regulation A. We include the underlying Common Stock on the cover page in deference to the SEC’s Securities Act Sections C&DI 103.04, which takes the view that where the issuer is in control of conversion, which could happen any time within a year if the issuer so chooses, then the issuer should include the underlying securities at the time of the offering. As such, the Common Stock is being included to allow for the conversion provided in the Company’s Articles of Incorporation, but not to trigger the conversion.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Paolo Tiramani
Chief Executive Officer
Boxabl Inc.